Exhibit 99.1

  TOP IMAGE SYSTEMS LTD.
1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
October 15, 2013

Notice is hereby given that the Annual Meeting of the Shareholders of Top Image Systems Ltd. (the "Company") will be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel, on October 15, 2013 at 10 a.m. (local time) (the “Meeting”) for the following purposes (the “Agenda”):

(1)	To elect four directors (other than external directors) until the next annual general meeting of the Company.

(2)	To elect one external director for an additional term;

(3)	To approve the Company's Compensation Policy;

(4)	To approve the Amended and Restated ISOP (as defined below) and the reservation of an additional 1,100,000 Ordinary Shares of the Company for issue under the Amended and Restated ISOP.

(5)	To approve the terms of compensation of the Company’s Directors for 2013.

(6)
To approve a performance-based bonus for 2013 for Dr. Ido Schecter, the Company’s Chief Executive Officer, to be effective retroactively from January 1, 2013 and onwards and to approve the award of additional options to acquire shares to Dr. Schechter.

(7)
To approve a performance-based bonus for 2013 for Mr. Izhak Nakar, the Company’s Active Chairman, to be effective retroactively from January 1, 2013 and onwards and to approve the award of additional options to acquire shares to Mr. Nakar.

(8)
To extend the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the independent public accountants of the Company until the next annual general meeting of the Company, and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company (the “Audit Committee”).

(9)	To review the Company’s consolidated Financial Statements for the year ended December 31, 2012.

Shareholders of record at the close of business on September 13, 2013 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

Review of Documents

Prior to the Record Date, the Company published a press release which is available on the website of the U.S. Security and Exchange Commission (the “Commission”) at http://www.sec.gov, on the Israel Securities Authority's website at http://www.magna.isa.gov.il, on the Tel Aviv Stock Exchange site http://www.tase.co.il (the “Distribution Sites”) and on the Company's website at www.TopImageSystems.com and made this notice and proxy statement available on the Distribution Sites, together with related proxy card and financial statements  for the year ended on December 31, 2012.  Shareholders of the Company (“Shareholders”) may also review a copy of all the documents mentioned herein at the Distribution Site and at Company's offices at the address stated above during regular working hours and subject to prior appointment (Tel: +972-3-7679100). Shareholders are entitled to receive a copy of the proxy statement, and all exhibits thereto, the proxy card, all position notices, the Compensation Policy, and the annual report at their request from the Company.

Each member of the Tel Aviv Stock Exchange (“TASE”) will email, without charge, a link to the Distribution Sites, to each Shareholder who is not listed in the Company’s shareholder register and whose shares are held through such TASE member, unless he or she notified the TASE member that he or she is not interested in receiving such link or wishes instead to receive the proxy statement, the proxy card and the position notices by regular mail in consideration of mailing costs.

Voting

Shareholders who do not expect to attend the Meeting in person are requested to print out, mark, date, sign the proxy card posted with the proxy statement and mail it as promptly as possible to the Company’s above-listed address. A Shareholder may also choose to mark, date, sign and mail the proxy card received by mail.

With regard to Resolutions (2) and (3), Shareholders must indicate on the proxy card whether or not they have a Personal Interest (as defined in the Companies Law) in the resolution.  The votes of Shareholders who do not do so will not be counted.

Shareholders who hold their shares through members of TASE who wish to vote their shares, in person or by proxy, should obtain a certificate signed by that member of TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000, as proof of ownership of the shares, present such certificate at the Meeting or attach it to a duly executed proxy card. Such certification may be obtained at the TASE member's offices or may be sent to the Shareholder by mail (subject to payment of the cost of mailing), at the election of the Shareholder, provided that the Shareholder's request was with respect to a specific securities account. A Shareholder who holds its shares in “street name” (meaning in the name of a bank, broker or other record holder, other than through a member of TASE), must either direct the record holder of its shares on how to vote such shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

Submission of Proxy Card

A duly executed proxy card must be received by the Company no later than October 12, 2013 at 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting, in order to be counted in the vote to be held on the Meeting.

Submission of Position Notices

A Shareholder may address the other Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote with regard to any proposal. Position notices must be submitted to the Company no later than the close of the business on September 23, 2013. Any position notice submitted to the Company at a later date will be ignored.

Voting through Agent; No Internet Voting

A Shareholder may appoint a voting agent to vote in his or her place by way of signing a writ of appointment in accordance with the Company's Articles of Association.

The Company does not allow voting through the Internet.

By Order of the Board of Directors, TOP IMAGE SYSTEMS LTD. Izhak Nakar Active Chairman of the Board of Directors

Date: September 3, 2013

PROXY STATEMENT
TOP IMAGE SYSTEMS LTD.

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 15, 2013

The Board of Directors (the "Board of Directors") of Top Image Systems Ltd. (the "Company") hereby solicits a proxy for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on October 15, 2013 at 10:00 a.m. (Israel time), or at any adjourned date thereof.

VOTING PROCEDURES

Shareholders who are unable to attend the Meeting in person should print out, mark, date and sign the proxy card (the “Proxy Card”) posted on the website of the U.S. Security and Exchange Commission (the “Commission”) at http://www.sec.gov, on the Israel Securities Authority's website at http://www.magna.isa.gov.il, on the Tel Aviv Stock Exchange site http://www.tase.co.il (the “Distribution Sites”) together with the notice of Annual General Meeting of Shareholders (the “Notice”) and this Proxy Statement and mail it as promptly as possible to the Company as specified in the Notice. A Shareholder who receives a Proxy Card by mail may, in lieu of printing the Proxy Card from the Distribution Site, complete, date and sign the Proxy Card and return it to the Company in a pre-addressed envelope which is included in the mailing. In all cases, with regard to Resolutions (3), (5), (6) and (7), Shareholders must indicate on the proxy card whether or not they are Controlling Shareholders or have a Personal in the resolution.  The votes of Shareholders who do not do so will not be counted. A Shareholder who holds its shares through a member of the Tel Aviv Stock Exchange (“TASE”) who wishes to vote its shares, in person or by proxy, should obtain a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, present such certificate at the Meeting or attach it to a duly executed proxy card. A Shareholder who holds its shares in “street name” (meaning in the name of a bank, broker or other record holder, other than through a member of TASE), must either direct the record holder of its shares on how to vote such shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. The Proxy Card and such proxies will also serve as a voting deed (ktav hatzba’a) as that term is defined under the Israeli Companies Law of 1999 (the “Companies Law”).

Upon the receipt of a properly executed Proxy Card (including with regard to Resolutions (2) and (3), indication on the proxy card whether or not the Shareholder is a Controlling Shareholders or has a Personal Interest in the resolution), no later than October 12, 2013, at 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting and, if shares are held through a member of TASE, the proper proof of ownership as described in the Notice, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel (“NIS”) 0.04 of the Company, (the “Ordinary Shares”) covered thereby in accordance with the instructions of the Shareholders executing the Proxy Card. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for Directors below. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” a proposal, although they will be counted in determining whether a quorum is present.

 The proxy solicited hereby may be revoked no later than 24 hours prior to the Meeting, by delivering a written revocation to Ms. Gili Shalita, CFO of the Company. Such proxy-revoking Shareholder may vote by attending the Meeting. Directors, Office Holders and employees of the Company may also solicit proxies by telephone, fax, email and personally. Brokers, custodians and fiduciaries may be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company may reimburse them for their reasonable out-of-pocket costs.

Except with regard to Position Notices described below, the Company will bear the cost of the preparation and publication of its proxy materials and the solicitation of proxies.

SHAREHOLDERS' POSITION NOTICES

The Companies Law provides that, with regard to those matters that may be voted upon by proxy, the Board of Directors or any Shareholder of the Company may address the Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote (a "Position Notice"). Any Shareholder who desires to submit a Position Notice must submit it to the Company no later than the close of business in Israel on September 23, 2013. The Company may respond to such Position Notices no later than October 3, 2013.

The Company will make all Position Notices which have been submitted in a timely manner available to the public through the Distribution Sites. Copies of such Position Notices may also be obtained for no charge at the Company's offices (at the address listed above). The Company will also send to each record holder a copy of each Position Notice timely submitted to it no later than 5 days after it is submitted. The Company will be entitled to reimbursement from a Shareholder who provides such Position Notice for the reasonable cost incurred in sending the Position Notice to the Shareholders. In case of a Position Notice sent by a Shareholder or Shareholders holding shares of the Company having a value of NIS 10,000 or more, (determined according to the closing price of the Ordinary Shares on the day immediately preceding the Record Date, as defined below), the Company will be entitled to reimbursement of up to NIS 200 (approximately $50).

INSPECTION OF PROXY CARDS

One or more Shareholders of the Company’s Ordinary Shares representing five percent or more of the total voting rights of the Company and also one or more holders of that percentage of the voting rights not held by a controlling Shareholder (as defined in Section 268 to the Companies Law) will be entitled to inspect Proxy Cards in accordance with the provisions of Regulation 10 of the Israeli Companies Regulation (Proxy Forms and Position Notices) - 2005.

As of August 26, 2013, the total number of Ordinary Shares representing 5% of the total number of voting rights of the Company is approximately 583,995 shares.

As of August 26, 2013, the total number of Ordinary Shares representing 5% of all voting rights of the Company not held by a controlling Shareholder as set forth above is also approximately 583,995 shares.

RECORD DATE QUORUM AND REQUIRED MAJORITY

Only holders of record of Ordinary Shares at the close of business on September 13, 2013 (the "Record Date" and such holders, “Shareholders”) are entitled to notice of, and to vote at, the Meeting. On August 26, 2013, 11,679,898 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. All of the Shareholders have the same voting rights.

The attendance at the Meeting of two or more Shareholders, personally, by their representatives or by proxy, who hold 33 1/3% of the voting power of the Company will constitute a quorum for the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week, at the same time and place, with no need for any notice to the Shareholders. If there is no quorum present at a postponed meeting, the meeting may be postponed to another date.

Resolutions ý(1), ý(4), ý(5), ý(6), ý(7), ý(8) and ý(9) set forth in this Proxy Statement require a simple majority of the total number of votes cast at the meeting.  Resolutions (2) and (3) require one of the following: a) the majority of the votes at the General Meeting will include a majority of the votes of Shareholders who are not Controlling Shareholders or who do not have a Personal Interest in the approval of the Compensation Policy and who are participating in the vote; abstaining Shareholders will not be regarded as having voted, nor will the vote of a Shareholder who did not indicate whether he or she has a Personal Interest be counted or b) the total votes of the opposing Shareholders among the Shareholders mentioned in sub-paragraph a) will not be greater than 2% of all the voting rights in the Company (a “Special Majority”).  The Company does not believe that it has any Controlling Shareholders. In all cases, votes may be cast in person or by proxy.

PRINCIPAL SHAREHOLDERS

The following table shows, as of August 26, 2013, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and all Directors and officers as a group.

Name	Number of Shares Beneficially Owned		Percentage of Shares(3)
Izhak Nakar	1,826,909	(1)	15.4%
Ido Schechter	696,377		5.8%
All executive officers and directors as a group	3,177,250	(2)	25.6%

(1)	Including 1,562,735 Ordinary Shares of Nir 4 You Technologies Ltd., an Israeli company beneficially owned by Mr. Nakar.

(2)	Includes 1,826,909 Ordinary Shares beneficially owned by Izhak Nakar and 696,377 Ordinary Shares beneficially owned by Ido Schechter.

(3)
The percentage of shares is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares of the Company and the number of shares that such individual has the right to acquire within 60 days.

REPORTING REQUIREMENTS

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. The Company’s filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of the Notice and this Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

PROPOSALS ON THE AGENDA OF THE MEETING

1.	PROPOSAL TO ELECT DIRECTORS (OTHER THAN EXTERNAL DIRECTOR)

The Board of Directors presently consists of the following persons:  Izhak Nakar, Ido Schechter, Elie Housman, Lyron Bentovim, Asael (Asi) Karfiol and Osnat Segev-Harel.  Each of Asael Karfiol and Osnat Segev-Harel is an External Director within the meaning of the Companies Law.  Each of Asael Karfiol, Osnat Segev-Harel, Elie Housman and Lyron Bentovim is an “independent director” within the meaning of NASDAQ Rule 5605(a)(2). The appointment of Asael Karfiol will expire on November 24, 2013 and the appointment of Osnat Segev-Harel will expire in December, 2014.

The Board of Directors has recommended the persons named below for election as Directors to serve until the next annual general meeting of the Shareholders.

The following table provides certain relevant information concerning the nominees, including their principal occupations during the past five years and backgrounds:

Nominee	Age	Principal Occupation and Background
Izhak Nakar	61
Izhak Nakar founded Top Image Systems in 1991 and served as Chief Executive Officer & Chairman of the Board of the Company until 2001. Between 2001 and 2009 Mr. Nakar served as a Director in the Company.  Since 2009, Mr. Nakar serves as the Active Chairman of the Board.

Mr. Nakar has co-founded several technology companies including the Company and TopGuard (acquired by Elron Software NASDAQ:ELRN), e-Mobilis and has founded Anir Vision and NIR 4 YOU TECHNOLOGY.  Mr. Nakar served in the Israeli Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan chamber of Commerce.

Elie Housman	76
Elie Housman has been a Director of the Company since May 2000 and a member of the Company’s audit committee (the “Audit Committee”) since 2002.  Mr. Housman was a principal at and consultant to Charterhouse Group International (“Charterhouse”) from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars.  Prior to Charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer.  Mr. Housman was also the Chairman of Novo Plc. of London, a leading company in the broadcast storage and services industry.  At present, Mr. Housman is a director of three public companies, ICTS International, N.V., a prominent aviation security company. Mr. Elie Housman will serve as a Director possessing financial and accounting expertise as determined by the Company following Section 92(a)(12) of the Companies Law.

Dr. Ido Schechter	53
Dr. Ido Schechter has been the CEO of the Company since January 2002. From January 2001 until he became CEO, Dr. Schechter was Vice President of the Company’s ASP2, an initiative of the Company to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that, Dr. Schechter was the Company’s Vice President of Sales From August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel. Dr. Schechter has served on the Board of Directors since December 2005.

Lyron Bentovim	44
Lyron Bentovim has been serving as a director of the Company from November, 2008. From August 2009 until July 2012, Mr. Bentovim served as the Chief Operating Officer and the Chief Financial Officer of Sunrise Telecom Inc, a US company engaged in developing test and measurement solutions for telecom networks.  Prior to joining Sunrise Telecom Inc. since January 2002, Mr. Bentovim has been a Portfolio Manager for Skiritai Capital LLC, an investment advisor based in San Francisco which holds approximately 4.6% of the issued and outstanding capital stock of the Company. He has over 20 years of industry experience, including his experience as a member of the Board of directors at RTW Inc., Ault Inc, Manhattan Bridge Capital Inc., Three-Five Systems Inc., Sunrise Telecom Incorporated, and Argonaut Technologies Inc. Prior to his position in Skiritai Capital LLC, Mr. Bentovim served as the President, COO, and co-founder of WebBrix Inc. Additionally; Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group LLC and McKinsey & Company Inc. As a Senior Engagement Manager, Mr. Bentovim advised many Fortune 1000 companies in the Financial Services, Insurance, Retail, and Manufacturing sectors. During his consulting career, Mr. Bentovim assisted companies in exploring and developing solutions in the areas of strategic planning and operational improvements. Mr. Bentovim is experienced in evaluating Global 500 organizations and implementing strategies designed to streamline processes, reduce inefficiencies and achieve significant overhead reductions. Mr. Bentovim has an MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem.

The information is based on data provided to us by the relevant director.

During 2013 to date, the Board of Directors met 5 times and acted 1 time by unanimous written consent. Each of the Directors attended (in person or by proxy) no fewer than 75% of those meetings.

Remuneration of Officers and Directors

For the year ended December 31, 2012, Dr. Schechter was paid $486,000. That amount included his base salary of $262,000, a bonus of $144,000 for the Company's performance during 2012 and $80,000 paid or reserved for automobile allowance, pension, retirement, severance, vacation or similar benefits.

For the year ended December 31, 2012, the compensation paid, and the value of benefits in kind granted, to Mr. Izhak Nakar, the Active Chairman, was $338,000, and a bonus of $144,000 for the Company's performance during 2012.

The compensation paid to all other persons, as a group, who were, at December 31, 2012, Directors or members of our administrative, supervisory or management bodies during that time was $94,000.

In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the nominees listed below.

If any of such nominees is unable to serve, the person named in the Proxy Card will vote the shares for the election of such other nominees as Board of Directors may propose. The nominees have advised that they agreed to serve as Directors if elected.

For each individual nominee to the Board of Directors, the vote will be separate.

        RESOLVED, to elect Izhak Nakar, Elie Housman, Ido Schechter and Lyron Bentovim as Directors to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote “FOR” the election of each of Izhak Nakar, Elie Housman, Ido Schechter and Lyron Bentovim as Directors to serve until the next annual general meeting of the Shareholders.

2.	PROPOSAL TO ELECT ONE EXTERNAL DIRECTOR FOR AN ADDITIONAL TERM

Israeli law requires that the Company have two external directors in office at all times. An external director is appointed for a period of three years that may be extended for two additional three year period. A person may not be appointed as an External Director if:

•
Such person or his or her relative, partner, employer or any person to which they are directly or indirectly subordinate, or any entity under that person’s control, has or had, on or within the two years preceding the date of such appointment as an external director, any affiliation with the Company, with a Controlling Shareholder at the date of such appointment or their relative,  or with an entity controlling, controlled by or under common control with the Company or, in a company that has no Controlling Shareholder, an affiliation to a person who at the date of such appointment acts as the company’s chairman of the Board, CEO, a principal shareholder or the most senior officer in the financial field. The term "affiliation" includes an employment relationship, a regular business or professional relationship, control, and service as an office holder other than service as a director appointed as an external director in a company offering shares to the public for the first time.

•	Such person's position or business activities create or may create a conflict of interests or interfere with such person's ability to serve in the capacity of an external director.

•	Such person acts as a director of another company in which one of the external directors acts as a director in the Company.

•	Such person is an employee of the securities authority or of the Tel Aviv Stock Exchange.

•
Such person or their relative, partner, employer or any person to which he or she is directly or indirectly subordinate, or any entity under that person’s control, has a professional or business relationship with a person to whom affiliation is prohibited, even if such relationship is not maintained regularly, aside for negligible relationships.

Under the Companies Law and regulations promulgated under it, a person is qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional competence. At least one of the external directors must have accounting and financial expertise.

At the annual general meeting held on November 25, 2010, the election of Mr. Asi Karfiol for his second term as an External Director of the Company was approved by the Shareholders. Mr. Karfiol’s appointment is to expire on November 24, 2013. Therefore, the Board of Directors of the Company recommends that Mr. Karfiol be appointed as an External Director for his third three-year term. Mr. Karfiol has declared and warranted to the Company that all the conditions provided by the Companies Law for his appointment have been fully satisfied. It is noted that the Board of Directors has determined that Mr. Karfiol has accounting and financial expertise, required for purposes of the Companies Law and in order to qualify as a financially sophisticated Audit Committee member required under Nasdaq rules.

Below is certain relevant information concerning the recommended External Director, including her principal occupation during the past five years:

Nominee	Age	Principal Occupation and Background
Asi Karfiol	47
Asi Karfiol, I.D. no 058089939, is an Israeli citizen who resides at Raanana, Israel.

Asi Karfiol was elected to serve as our external director for the second term –in November 2010. Mr. Karfiol has been active in the field of venture capital and investment banking for more than 15 years in which he incorporates his financial education and expertise together with his technological and marketing education and expertise. Mr. Karfiol is a partner and an Executive Director in Mooreland Partners, a global technology focused investment banking firm based in Greenwich Connecticut, with offices in New York, Silicon Valley and London. Prior to that, Mr. Karfiol served as General Partner at Hyperion Israel Venture Partners for seven years. From 1995 through 2001, Mr. Karfiol served as Vice President at Ascend Venture Capital, an Israeli venture capital fund and at ITI – Integrated Technologies of Israel, an American-Israeli investment company. Prior to that, Mr. Karfiol served as Marketing Manager for the Keter Plastic Group and as General Manager of a strategic international marketing consulting firm for leading Israeli corporations. Mr. Karfiol holds a B.Sc. (summa cum laude) in Electrical Engineering and an MBA (magna cum laude) from Tel Aviv University.
Certification Program at Bar Ilan University.

Mr. Karfiol possesses professional competence as required by the Companies Law and regulations deriving thereof.

RESOLVED, to elect Mr. Karfiol as an External Director to serve for an additional period of three years until November 24, 2016.

The Board of Directors recommends that the Shareholders vote "FOR" the election of Mr. Asi Karfiol as an External Director to serve until November 24, 2016.

Approval of this resolution requires a Special Majority.

3.	PROPOSAL TO APPROVE THE COMPANY'S COMPENSATION POLICY.

In accordance with recent amendments to the Companies Law, a public company, such as the Company, is required to adopt a compensation policy setting forth the principles that govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Companies Law. These amendments to the Companies Law also define the criteria to be considered or included in the compensation policy. Subject to certain exceptions, the compensation policy must be approved by the company’s shareholders.

On August 29, 2013, the Company's Board of Directors, based on the recommendation of its Compensation Committee of the same day, resolved to approve the compensation policy in the form available on the Company’s website at www.TopImageSystems.com and on the Distribution Sites (the "Compensation Policy").

The Compensation Committee and the Board of Directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. The Compensation Committee and the Board of Directors also seek to ensure that the Company will maintain its ability to attract and retain superior employees in key positions and that the compensation provided to key employees will remain competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which the Company recruits and competes for talent. The Compensation Committee and the Board of Directors believes that the Compensation Policy properly balances the requirements of the Companies Law and the philosophy and objectives described above.

All of the directors have a personal interest in the approval of the Compensation Policy because it will govern their compensation. The Companies Law also requires that the Compensation Policy be approved by the General Meeting of Shareholders, with a Special Majority. In the event the Shareholders do not approve the proposed Compensation Policy, the Company is entitled to adopt it anyway, provided that the Compensation Committee and afterwards the Board of Directors determined, based on detailed grounds and after further discussion of the Compensation Policy, that the approval of the Compensation Policy despite the opposition of the General Meeting, is for the benefit of the Company.

The Compensation Committee and the Board of Directors have determined that the present compensation of the Company's Office Holders - as well as those aspects of their compensation that are being submitted to the approval of the Shareholders at this meeting – is consistent with the Compensation Policy.

RESOLVED, to approve the Company's Compensation Policy.

The Board of Directors recommends that the Shareholders vote "FOR" approving the Company's Compensation Policy.

Approval of this resolution requires a Special Majority.

4.	PROPOSAL TO APPROVE THE AMENDMENT AND RESTATEMENT OF THE COMPANY'S ISRAELI SHARE OPTION PLAN AND THE RESERVATION OF ADDITIONAL SHARES FOR AWARD UNDER IT.

On August 29, 2013, the Company's Board of Directors, based on the recommendation of the Company's Compensation Committee of the same day, resolved to amend and restate the Company's 2003 Israeli Share Option Plan. The form of the amended and restated ISOP is available on the Company’s website at www.TopImageSystems.com and on the Distribution Sites (the "Amended and Restated ISOP"). At the same time, the Board (based on the recommendation of the Compensation Committee), decided to reserve an additional 1,100,000 Ordinary Shares of the Company for issue under the Amended and Restated ISOP.

In large measure, the Amended and Restated ISOP maintains the conditions of the ISOP.  However, it incorporates changes, inter alia, with regard to conformance with provisions of relevant tax law, with regard to the treatment of options in the context of a merger or acquisition of the Company and with regard to the default vesting terms of options awarded under it.

All of the directors have a personal interest in the approval of the Amended and Restated ISOP because it will govern any options that may be issued to them.

RESOLVED, to approve the Amended and Restated ISOP and the reservation of an additional 1,100,000 Ordinary Shares of the Company for issue under it.

The Board of Directors recommends that the Shareholders vote "FOR" approving the Amended and Restated ISOP and reserving the shares.

5.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF THE DIRECTORS FOR 2013.

Pursuant to Israeli law, the terms of compensation of members of the Board of directors of a publicly traded company require approval of the Compensation Committee, the Board of directors and the Shareholders of such company and must be in accordance with the Compensation Policy. The compensation for external directors is set at the date of their appointment and cannot be modified during their term of service except when reappointed or when a new external director is appointed and only for the purpose of equalizing the terms of the existing external director in favor of such existing external director. If a company sets its external director’s annual compensation or participation compensation (in a certain range as set forth in the Companies Regulations Principles Relating Compensation and Expenses to an External Director) - 2000, it is exempt from approving such compensation by its Shareholders. The annual compensation and participation compensation offered by the Company to its External Directors is within that range. Therefore, the Company has not brought this matter to the approval of the General Meeting. However, options to purchase shares given to External Directors must be approved by the General Meeting. By law, the conditions of employment for members of the Compensation Committee who are not external directors must be equivalent to those of the external directors.

The Shareholders are asked to decide with regard to the following terms of compensation for the Directors:

1.
In addition to their annual compensations and participation compensations, each of Mr. Asael Karfiol and Ms. Osnat Segev-Harel (both are external directors) will be awarded options (in addition to options already awarded them and provided that the Shareholders approve Resolution 4 above,) in accordance with the Amended and Restated ISOP, to acquire 25,000 Ordinary Shares of the Company. Absent a transaction that would result in the sale of all or substantially all of the assets or share capital of the Company (a “Change of Control”), half of the options will vest on December 31, 2013 and the remainder on December 31, 2014. In the event of a Change in Control, any unvested portion of the options will vest immediately. The exercise price per share of the options will be equal to the closing price of the Company’s shares on the date of the General Meeting.

2.
Since each of Messrs. Elie Housman and Lyron Bentovim is a member of the Compensation Committee, their annual compensations and participation compensations will be equivalent to that of the external directors, including the award of options (in addition to options already awarded them and provided that the Shareholders approve Resolution 4 above,) in accordance with the Amended and Restated ISOP, to acquire 25,000 Ordinary Shares of the Company. Absent a Change of Control, half of the options will vest on December 31, 2013 and the remainder on December 31, 2014. In the event of a Change in Control, any unvested portion of the options will vest immediately. The exercise price per share of the options will be equal to the closing price of the Company’s shares on the date of the General Meeting. The annual compensation and participation compensations of each of the external directors are based on the "fixed sums" as defined in the relevant regulations, which are currently NIS 36,935 (approximately $10,120)per year and NIS 2,470 (approximately $677) per meeting in the director participates, subject to change in accordance with the law and regulations.

3.
Mr. Izhak Nakar and Dr. Ido Schechter have waived, for 2014, any separate compensation in return for serving as Directors in excess of their compensation as the Active Chairman and the Chief Executive Officer of the Company (respectively) in accordance with Proposal 7 and Proposal 6.

The Compensation Committee approved the above compensation of the Directors on August 29, 2013. The Board of Directors approved the above compensation on the same day. Both the Compensation Committee and the Board of Directors determined that, the compensation of the Directors is consistent with Section 267B(a) of the Companies Law and relates to the matters listed in Parts A and B of the First Addendum A of the Companies Law.

All of the directors have a personal interest in the approval of the compensation of the Directors.

    RESOLVED, to approve the terms of compensation of the Directors for 2013 as described in Proposal No. 5.

The Board of Directors recommends that the Shareholders vote "FOR" approving the terms of compensation of the Directors for 2013.

6.	PROPOSAL TO APPROVE THE AWARD OF OPTIONS AND PERFORMANCE BONUS FOR 2013 FOR DR. IDO SCHECHTER, THE CHIEF EXECUTIVE OFFICER.

Dr. Ido Schechter currently serves as both a Director and as the Chief Executive Officer of the Company. Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities) require approval of the Compensation Committee, the Board of directors and the shareholders of such company and must be in accordance with the Compensation Policy.

The Shareholders are asked to decide with regard to the following additional terms of compensation for Dr. Schechter

1.
In addition to his other terms of employment, provided that the Shareholders approve Resolution 4 above, Dr. Schechter will be awarded options (in addition to options previously awarded him) in accordance with the Amended and Restated ISOP, to acquire 30,000 Ordinary Shares of the Company. Absent a Change of Control, half of the options will vest on December 31, 2013 and the remainder on December 31, 2014. In the event of a Change in Control, any unvested portion of the options will vest immediately. The exercise price per share of the options will be equal to the closing price of the Company’s shares on the date of the General Meeting.

2.	As further incentive, Dr. Schechter will be entitled to receive the following performance bonus for 2013:

        Dr. Schechter will be entitled to receive 4% of the Company’s EBITDA for the year ended December 31, 2013, provided, however that Company will achieve at least 90% of the Revenue Target and EBIDTA Target.

        The Company’s “Revenue Target” was set by the Board of Directors at $37,500,000, and the “EBITDA Target” was set by the Board of Directors at $4,225,000.

It is noted that Dr. Schechter's other terms of employment were approved at the last General Meeting of Shareholders and do not require renewed approval at this time. Dr. Schechter has waived and will not be entitled to receive the annual and per meeting payments payable to the other Directors.

The Compensation Committee approved the award of options and performance bonus for Dr. Schechter on August 29, 2013. The Board of Directors, approved the award of options and performance bonus to Dr. Schechter on the same day. Both the Compensation Committee and the Board of Directors determined that, the terms of compensation of Dr. Schechter are consistent with Section 267B(a) of the Companies Law and relate to the matters listed in Parts A and B of the First Addendum A of the Companies Law.

Dr. Schecter has a personal interest in the approval of the award of options and performance bonus.

        RESOLVED, to approve the award of options and performance bonus for Dr. Schechter, as described in Proposal No. 6.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of compensation to Dr. Schechter as described in Proposal No. ý6 above.

7.	PROPOSAL TO APPROVE THE AWARD OF OPTIONS AND PERFORMANCE BONUS FOR 2013 FOR MR. IZHAK NAKAR, THE ACTIVE CHAIRMAN.

Izhak Nakar currently serves as a Director and as the Active Chairman. Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities) require approval of the Compensation Committee, the Board of directors and the shareholders of such company and must be in accordance with the Compensation Policy.

The Shareholders are asked to decide with regard to the following additional terms of compensation for Mr. Nakar.

1.
In addition to his other terms of employment, provided that the Shareholders approve Resolution 4 above,  Mr. Nakar will be awarded options (in addition to options previously awarded him) in accordance with the Amended and Restated ISOP, to acquire 30,000 Ordinary Shares of the Company. Absent a Change of Control, half of the options will vest on December 31, 2013 and the remainder on December 31, 2014. In the event of a Change in Control, any unvested portion of the options will vest immediately. The exercise price per share of the options will be equal to the closing price of the Company’s shares on the date of the General Meeting.

2.	As further incentive, Mr. Nakar will be entitled to receive the following bonus for 2013:

        Mr. Nakar will be entitled to receive 4% of the Company’s EBITDA for the year ended December 31, 2013, provided, however that Company will achieve at least 90% of the Revenue Target and EBITDA Target.

        The Company’s “Revenue Target” was set by the Board of Directors at $37,500,000, and the “EBITDA Target” was set by the Board of Directors at $4,225,000.

It is noted that Mr. Nakar's other terms of employment were approved at the last General Meeting of Shareholders and do not require renewed approval at this time. Mr. Nakar has waived and will not be entitled to receive the annual and per meeting payments payable to the other Directors.

The Compensation Committee approved the award of options and performance bonus for Mr. Nakar on August 29, 2013. The Board of Directors, approved the award of options and performance bonus to Mr. Nakar on the same day. Both the Compensation Committee and the Board of Directors determined that, the terms of compensation of Mr. Nakar are consistent with Section 267B(a) of the Companies Law and relate to the matters listed in Parts A and B of the First Addendum A of the Companies Law.

Mr. Nakar has a personal interest in the approval of the award of options and performance bonus.

        RESOLVED, to approve the award of options and performance bonus for Mr. Nakar, as described in Proposal No. 7.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of compensation to Dr. Schechter as described in Proposal No. ý7 above.

8.	PROPOSAL TO EXTEND THE APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY.

    At the last annual meeting of Shareholders, following the recommendation of the Board of Directors, the Shareholders appointed the accounting firm of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as independent certified public accountants of the Company until the next annual general meeting of the Company. It is proposed to extend the appointment of Kost, Forer, Gabbay & Kasierer until the next annual general meeting of the Company.

    The Shareholders of the Company are requested to decide on the following resolution:

    RESOLVED, to extend the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the Audit Committee.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the extension of the appointment of the independent public accountant of the Company in accordance with the above resolution.

9.	REVIEW OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012

A copy of the Company’s audited consolidated financial statements for the year ended December 31, 2012 is available on the Company’s website at www.TopImageSystems.com and on the Distribution Sites.

At the Meeting, the Directors will present the annual report, the audited consolidated financial statements for the year ended December 31, 2012, and the auditor’s report in respect thereof and will answer appropriate questions with regard to them.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors TOP IMAGE SYSTEMS LTD. Izhak Nakar Active Chairman of the Board of Directors

Tel Aviv, Israel

Date:  September 3, 2013